SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Torchlight Energy Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title and Class of Securities)

89102U103
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 89102U103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Castleton Investment Management L.P. 98-0572258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
		6	SHARED VOTING POWER
1,698,904 (See Item 4)
		7	SOLE DISPOSITIVE POWER
-0-
		8	SHARED DISPOSITIVE POWER
1,698,904 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,698,904 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%(See Item 4)
12	TYPE OF REPORTING PERSON
PN

2

CUSIP No. 89102U103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Castleton Investment Management GP Ltd. 98-0572253
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
		6	SHARED VOTING POWER
1,698,904 (See Item 4)
		7	SOLE DISPOSITIVE POWER
-0-
		8	SHARED DISPOSITIVE POWER
1,698,904 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,698,904 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (See Item 4)
12	TYPE OF REPORTING PERSON
CO

3

CUSIP No. 89102U103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Castleton Investment Management LLC 26-1665767
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
		6	SHARED VOTING POWER
1,698,904 (See Item 4)
		7	SOLE DISPOSITIVE POWER
-0-
		8	SHARED DISPOSITIVE POWER
1,698,904 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,698,904 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4% (See Item 4)
12	TYPE OF REPORTING PERSON
CO

4

CUSIP No. 89102U103	Schedule 13G

Item 1(a). Name of Issuer.

The name of the issuer is Torchlight Energy Resources, Inc., a Nevada corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at 5700 W. Plano Parkway, Suite 3600, Plano, TX 75093.

Item 2(a). Name of Person Filing.

The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G (this “Statement”) are:

•	Castleton Investment Management L.P. (“Shareholder”) with respect to the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) beneficially owned by it. Prior to September 15, 2014, Castleton Investment Management L.P. was known as Castleton Commodities Opportunities Master Fund L.P.

•	Castleton Investment Management GP Ltd. (“Castleton GP”) as the general partner of the Shareholder with respect to the Common Stock beneficially owned by the Shareholder. Prior to September 15, 2014, Castleton Investment Management GP Ltd. was known as Castleton Commodities GP Ltd.

•	Castleton Investment Management LLC (“Castleton Advisors”), as the investment advisor to the Shareholder with respect to the Common Stock beneficially owned by the Shareholder. Prior to September 12, 2014, Castleton Investment Management LLC was known as Castleton Commodities Advisors LLC.

Item 2(b). Address of Principal Business Office or, if none, Residence.

The principal business office for each of the Reporting Persons is, 2200 Atlantic Street, Suite 800, Stamford, CT 06902-6834.

Item 2(c). Citizenship.

Castleton Investment Management L.P. and Castleton Investment Management GP Ltd. are organized under the laws of the Cayman Islands. Castleton Investment Management LLC is organized under the laws of Delaware.

Item 2(d). Title of Class of Securities.

This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer.

Item 2(e). CUSIP No.

The CUSIP Number of the Common Stock is 89102U103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

The percentages used in this Item 4 are calculated based on 31,240,273 shares of Common Stock outstanding as disclosed by the Issuer on November 9, 2015.

Number of shares as to which person is deemed to have beneficial ownership:

(a)	Amount beneficially owned: 1,698,904
(b)	Percent of Class: 5.4%

(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 1,698,904
	(iii)	Sole power to dispose or to direct the disposition of: -0-

5

CUSIP No. 89102U103	Schedule 13G

(iv)	Shared power to dispose or to direct the disposition of: 1,698,904

The reported number of beneficially owned shares reflects the Shareholder’s ownership of 860,000 shares of Common Stock, and the Shareholder’s right to purchase 1,400,000 shares of Common Stock pursuant to the Warrant Agreement dated August 14, 2014.  Under the Warrant Agreement, the Shareholder’s ability to purchase the additional 1,400,000 shares of Common Stock is subject to a contractual restriction that limits the Shareholder’s ability to exercise the warrant to the extent that after giving effect to any such exercise it would beneficially own more than 9.99% of the outstanding Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

6

CUSIP No. 89102U103	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

CASTLETON INVESTMENT MANAGEMENT L.P.
By:	Castleton Investment Management GP Ltd., its General Partner
By: Castleton Commodities International, LLC, its sole shareholder

By:	/s/ Duane K. Duclaux
Name:	Duane K. Duclaux
Title:	Assistant Secretary

CASTLETON INVESTMENT MANAGEMENT GP LTD.
By:	Castleton Commodities International, LLC, its sole shareholder

By:	/s/ Duane K. Duclaux
Name:	Duane K. Duclaux
Title:	Assistant Secretary

CASTLETON INVESTMENT MANAGEMENT LLC

By:	/s/ Duane K. Duclaux
Name:	Duane K. Duclaux
Title:	Secretary

7

CUSIP No. 89102U103	Schedule 13G

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1	Joint Filing Agreement dated February 16, 2016, among Castleton Investment Management L.P., Castleton Investment Management GP Ltd. and Castleton Investment Management LLC.

8